Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395 www.scottwilson.com

CONSENT OF JASON J. COX

TO:

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Toronto Stock Exchange
The United States Securities and Exchange Commission
NYSE Amex

Re: "Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada ", dated February 9, 2009 (the "Technical Report") prepared for Aurizon Mines Ltd. (the "Company").

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent of the undersigned to the public filing of the Technical Report and to extracts from, or summary of, the Technical Report in the Company's Annual Information Form for the fiscal year ended December 31, 2008, dated March 31, 2009 ("AIF").

I confirm that I have read the written disclosure in the AIF stated to be derived from the Technical Report and that it fairly and accurately represents the information in the Technical Report.

I further consent to being named in the Company's annual report on Form 40-F for the fiscal year ended December 31, 2008 and authorize the use of the information represented therein relating to my report.

Dated this 31st day of March, 2009

(Signed) “Jason J. Cox” Jason J. Cox, P.Eng.

Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395 www.scottwilson.com

CONSENT OF BERNARD SALMON

TO:

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Toronto Stock Exchange
The United States Securities and Exchange Commission
NYSE Amex

Re: "Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada ", dated February 9, 2009 (the "Technical Report") prepared for Aurizon Mines Ltd. (the "Company").

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects this letter is being filed as the consent of the undersigned to the public filing of the Technical Report and to extracts from, or summary of, the Technical Report in the Company's Annual Information Form for the fiscal year ended December 31, 2008, dated March 31, 2009 ("AIF").

I confirm that I have read the written disclosure in the AIF stated to be derived from the Technical Report and that it fairly and accurately represents the information in the Technical Report.

I further consent to being named in the Company's annual report on Form 40-F for the fiscal year ended December 31, 2008 and authorize the use of the information represented therein relating to my report.

Dated this 31st day of March, 2009

(Signed) “Bernard Salmon” Bernard Salmon, Eng.